Exhibit 3.1

“MATERIALISE”

NV [Public Limited Company]

in 3001 Leuven (Heverlee), at Technologielaan 15

Company No. BTW BE 0441.131.254

Register of Legal Entities in Leuven

LIST OF THE PUBLICATION DATA

DRAWN UP IN ACCORDANCE WITH ARTICLE 75, 2°

OF THE BELGIAN COMPANY CODE

MEMORANDUM OF ASSOCIATION:

Memorandum executed before the notary Luc WEYTS in Mechelen on June 28, 1990, containing the articles of association and published in the Supplements to the Belgian State Gazette of August 1, 1990 under No. 900801-272.

AMENDING DOCUMENT(S):

Minutes of the Extraordinary General Shareholders’ Meeting, drawn up by the notary Eric Spruyt in Brussels on April 28, 2011, published in the Supplements to the Belgian State Gazette of May 24, 2011 under No. 11077990.

Minutes of the Extraordinary General Shareholders’ Meeting, drawn up by the notary Eric Spruyt in Brussels on December 7, 2012, published in the Supplements to the Belgian State Gazette of January 31, 2013 under No. 13018385.

Minutes of the Extraordinary General Shareholders’ Meeting, drawn up by the notary Ann Wallays in Leuven on February 21, 2013.

Minutes of the Extraordinary General Shareholders’ Meeting, drawn up by the notary Ann Wallays in Leuven on November 28, 2013.

Set down for publication in the Supplements to the Belgian State Gazette.

COORDINATED ARTICLES OF ASSOCIATION

of November 28, 2013

ARTICLES OF ASSOCIATION

1. Name – duration – registered office – purpose

ARTICLE 1: Name.

The company has the legal form of a naamloze vennootschap [public limited company] and carries the name “MATERIALISE.”

ARTICLE 2: Duration.

The company is set up for an indefinite period as of June 28, 1990.

Except by judicial decree, the company can only be dissolved by an extraordinary meeting in accordance with the requirements for amendments to the articles of association.

ARTICLE 3: Registered office.

The registered office of the company is established in 3001 Heverlee, at Technologielaan 15.

The registered office may be relocated within the Dutch-speaking area of the bilingual Brussels Capital Region without a bylaw amendment upon resolution of the Board of Directors. It will be disclosed publicly.

ARTICLE 4: Purpose.

The company has the following corporate object: research, development and marketing of additive manufacturing and related technologies, and all services, engineering and holding activities relating thereto, in the broadest meaning.

The company acts for its own account, as custodian, agent, as intermediary or representative.

The company has also as its object:

•	To purchase, sell, trade, construct, renovate, valorise, refurbish, exploit, lease, sublease, manage, maintain, parcel, horizontally divide, place under mandatory co-ownership, lease, prospect and promote in any way any immovable goods or immovable rights in rem.

•	To invest, subscribe, acquire, place, sell, purchase, trade any securities, issued by Belgian or foreign undertakings, acting as trade companies, administration offices, institutions or associations or otherwise, and manage such investments and participations;

•	To provide advisory, management and other services to any affiliated company or any other entity in which a participation relationship exists, in its capacity of director, liquidator or otherwise, manage or control such companies.

It may, by contribution in cash or in kind, merger, subscription, participation, financial intervention or any other way, participate in any existing or to be established company or undertaking, in Belgium or abroad, the corporate object of which is identical, similar or related to the object of the company, or promotes its object.

Generally, the company can do any act of civil or commercial, movable, immovable or industrial nature, that is directly or indirectly, in whole or in part connected to its corporate object.

2. Capital – shares – authorized capital

ARTICLE 5: Capital and shares

The company capital amounts to two million two hundred thirty-four thousand six hundred thirty-four euros and eighty-three cents (€2,234,634.83).

This is divided into nine million seven hundred sixty-eight thousand fourteen (9,768,014) capital shares, each representing an equal portion of the capital, and all without par value, divided into A, B and C categories, as shown in the share register.

ARTICLE 5 bis: Authorized capital

a) Upon resolution of the general shareholders’ meeting of December 7, 2012, the Board of Directors was granted the authorization to increase the company capital one or more times for a maximum total amount of two million two hundred twenty-six thousand sixty-five euros and ten cents (€2,226,065.10). The Management Board may only exercise the authorization granted to it for a period of five (5) years counting from the announcement in the Supplements to the Belgian State Gazette of the extract of the authorizing resolution passed by the general shareholders’ meeting.

b) The Board of Directors may resolve to increase the capital by contributions in cash, in kind or by contribution to the capital reserves, with or without issue of new securities. The capital increase may occur by issuance of shares, with or without voting rights and with the same or different preferential or non-preferential rights than the rights associated with the existing shares, or of warrants (free or for a defined issue price) or of convertible bonds.

c) Any issue premiums payable upon subscription to a capital increase within the framework of the authorized capital will be recorded by the Board of Directors in an inaccessible reserve account that will extend protection to third parties to the same extent as the company capital and that may only be diminished or converted by resolutions of the general shareholders’ meeting, deliberating according to the rules applicable to bylaw amendments.

d) The Board of Directors is also authorized to limit or cancel the preferential rights in the interest of the company. It can do this for the benefit of one or more particular persons, even if they are not staff members of the company or its subsidiaries, on condition of compliance with the provisions of law, including relating to the issue of warrants. It may also in the event of the issue of new shares priority will be granted to the existing shareholders, for a subscription period of ten (10) days.

e) In conformity with Article 606 of the Belgian Company Code, the Board of Directors is not permitted to use the authorization for capital increases (i) via contribution in kind, except by a 10% shareholder, (ii) issuance below a fractional value, (iii) issuance of warrants primarily intended for one or more particular persons other than staff members.

f) The Board of Directors is empowered to conform the articles of association of the company to the resolutions for the capital increase within the scope of the authorized capital.

ARTICLE 6: Change to the company capital.

a) Notwithstanding the possibility of a capital increase in the framework of an authorized capital by resolution of the Board of Directors, an increase or reduction of the company capital can be resolved only by an extraordinary general meeting in the presence of a notary in compliance with the Belgian Company Code.

b.1) With every capital increase by contribution of cash, the shareholders shall enjoy a preferential right in conformity with Article 592 et seq. of the Belgian Company Code and the new shares, convertible bonds and warrants must be offered first to the shareholders, in proportion to the percentage of the capital represented by their shares. The preferential right may be exercised for a period of at least fifteen days counted from the day of the opening of the subscription, which is decided by the general meeting, and the shareholders will be notified by registered letter at least eight days prior to the opening date. This opening may be dispensed with if all shareholders exercise their preferential rights in proportion to their current shareholdings, or waive them in a unanimous resolution.

If the preferential right is not exercised in full, the remaining shares, convertible bonds and warrants shall be offered to the other shareholders in the same proportion. Third parties may subscribe to shares, convertible bonds and warrants that have not been subscribed to.

This preferential right may nevertheless be limited or canceled on the recommendation of the Board of Directors, who shall account for this in a detailed report by a company auditor or statutory auditor. This proposal shall be deliberated and resolved upon in the interest of the company by an extraordinary general meeting in the presence of a notary in accordance with the requirements for amendments to the articles of association.

If a share, convertible bond or warrant carries usufructuary rights, then the preferential right shall belong to the usufructuary unless otherwise agreed. The newly acquired shares, convertible bonds and warrants belong to him in full ownership, subject to eventual compensation to the bare owner prior to the exercise of the preferential right.

b.2) If a capital increase includes some contribution in kind, a company auditor or statutory auditor shall draw up a report in addition to a special report by the Board of Directors, and furthermore the regulation of Article 612 of the Belgian Company Code shall be followed. This contribution must be immediately paid up in full.

b.3) A capital increase may also be effected by contribution to the capital reserves. The extraordinary general meeting may grant the Board of Directors the authorization to increase the capital by contribution of the capital reserve within the limits of the authorized capital.

b.4) If the capital increase takes place at the initiative of the Board of Directors within the scope of the authorized capital and an issue premium is paid for it, then it must be recorded in an inaccessible reserve account for “Issue premiums,” after which they may eventually be taken up into the capital.

c) If a general meeting is supposed to resolve upon a reduction of the company capital, then the purpose of the reduction and the method to be followed in realizing it shall be mentioned in the invitation to the general meeting. In addition, the regulation of Article 615 of the Belgian Company Code shall be followed.

ARTICLE 7: Loss of net assets

If, as a result of losses that have occurred, the net assets have declined to less than half of the company capital, the Board of Directors must convene an extraordinary general meeting within a period not to exceed two months after the loss was ascertained, to deliberate and resolve upon the dissolution of the company and possibly upon other measures announced in the agenda.

ARTICLE 8: Registered shares

The shares and other securities of the company are and shall always remain registered by name. They are furnished with a serial number.

A register for each category of registered securities shall be kept at the company’s registered office, either in an original hardcopy form or in electronic form in compliance with applicable legislation. The ownership rights of the registered securities shall be determined by an entry in the register. If requested, certificates of these registrations shall be issued to the holders of the securities.

ARTICLE 9: Transfer of shares

Paragraph 1 – Principal and exception

Upon transfer of shares from one particular category to a holder of shares in another category, the transferred shares will be legally converted to the category of shares that the recipient already possesses. Upon transfer of B and C shares to a third party, the transferred B or C shares shall remain in the same category, unless otherwise agreed among all A and C shareholders. Upon transfer of A shares to a third party in conformity with the free transfer rules in the third paragraph below, the transferred A shares shall remain in the same category, and in all other cases they shall become B shares, unless otherwise agreed among all A and C shareholders.

Shares can only be transferred to any natural person or legal entity on condition that the provisions and requirements stipulated in this article are complied with. “Transfer” or “transferring” means within the scope of Article 9 of the articles of association any form of (offer of) disposal of the shares or of the rights associated with the shares, including the disposal by transfer for a charge or at no charge, whether or not in a forward transaction, by means of contribution, merger, split, swap, pledge, usufruct, granting of an option or other right, transfer as a result of death, permanent disability, etc.

Notwithstanding the preceding paragraph, the Class A and Class C shareholders may transfer their shares in the company wholly or partially, without this transfer leading to a reclassification of the shares transferred thereby to (i) an affiliated entity as provided in Article 5 et seq. of the Belgian Company Code, under the obligation to take the respective shares back before the transferee stops being an affiliated entity, and/or to (ii) grandparents, parents, siblings, children or grandchildren.

Notwithstanding the first paragraph, the transfer is not subject to any restriction at all if it relates to transfers mutually between Class A shareholders (without this transfer leading to a reclassification of the shares transferred thereby).

Paragraph 2 – Prior purchase right

Any transfer of shares other than what is provided for in the previous paragraph shall be subject to a prior purchase right in favor of the existing Class A and Class C shareholders. All reports, announcements and notifications in application of Articles 8 and 10 must be made on the basis of electronic mail with “read receipt,” and if a read receipt is not received, on the basis of a registered letter with confirmation of receipt.

2.1. A shareholder who wishes to transfer his shares (hereinafter referred to as the “Prospective Transferor”) to a third party or other shareholder (hereinafter referred to as the “Prospective Acquirer”) must offer these shares through the procedure organized by the Board of Directors] to the Class A and Class C shareholders other than the Prospective Transferor (hereinafter referred to as the “Beneficiaries”). To this end, (a) the Prospective Transferor shall communicate in written form to the Chairman of the

Board of Directors its intention to transfer, including (i) the number of shares that the Prospective Transferor wishes to transfer; (ii) the full purchase price offered by the Prospective Acquirer; (iii) the identity, including name and address, of the Prospective Acquirer and the identity of the entity or natural person, as the case may be, that ultimately controls the Prospective Acquirer and (iv) the payment terms and conditions and all terms and conditions of the proposed transfer and (b) shall add the written obligation of the Prospective Acquirer to comply with all the provisions of these articles of association.

2.2. The Chairman of the Board of Directors must notify the Beneficiaries of the Prospective Transferor’s intention to transfer (the “Transfer Notification”) within a period of ten (10) weekdays after receipt of the communication provided for under 2.1.

2.3. As from the receipt of the Transfer Notification, the Beneficiaries shall have the right to acquire the Offered Shares in accordance with the purchase price offered in the Transfer Notification. Each Beneficiary shall have the right to acquire at a maximum the number of shares equivalent to the prorated portion of the shares that that Beneficiary owns in relation to the Company’s total number of shares, with the exception of the shares owned by the Prospective Transferor and by the holders of Class B shares, to be sent by means of a written notification thereof to the Chairman of the Board of Directors within a period of thirty (30) business days from the receipt of the Transfer Notification. In such case, the Beneficiary shall also communicate whether he wishes to make use of his take-along right in conformity with Paragraph 3. A Beneficiary who wishes to exercise something less than the full package for which his prior purchase right is applicable shall lose his prior purchase right in the respective transaction.

2.4. After the expiration of the period provided for under 2.3 above, the Chairman of the Board of Directors shall communicate the result thereof to all Beneficiaries within five (5) business days. If it appears that not all Beneficiaries will make use of their prior purchase right, then the Beneficiaries that did make use of their prior purchase right shall have the right to purchase additional shares in a second round and possibly subsequent rounds. A refusal to take part in additional rounds shall not have any impact on the prior purchase right of these Beneficiaries as described in the preceding paragraph.

2.5. If the respective Beneficiaries also wish to purchase additional shares, they can do this proportionately and they must notify the Chairman of the Board of Directors thereof within 20 business days after they were informed about this in accordance with item 2.4. In this letter, they must indicate how many shares they wish to purchase at a minimum and at a maximum, in order to avoid a third or subsequent rounds.

2.6. After the expiration of the prior purchase procedure described above, the Chairman of the Board of Directors shall notify the Prospective Transferor and the shareholders who made use of their prior purchase right within 5 business days regarding the allocation of the shares (the “Outcome Notification”).

2.7. If it appears from the Outcome Notification that the prior purchase right was not exercised for all offered shares, the Prospective Transferor shall have to right to cancel the entire proposed transaction as described in 9 and the resulting proposed transactions with reference to prior purchase rights, and thus not to proceed with any transfer of shares. In this case, the Prospective Transferor shall notify the purchasers thereof within 5 business days after the Outcome Notification.

2.8. If the Prospective Transferor decides to proceed with the transfer, the shareholders that made use of their prior purchase rights shall have a period of twenty (20) business days in which to pay the price of the shares, without interest charges. This period shall begin to run as of the day of the Outcome Notification. The ownership of the shares shall be transferred upon payment.

Paragraph 3. Take-Along Right

3.1 Notwithstanding the application of the prior purchase right, if a bona fide third party acquires control of the company (as provided in Article 5 of the Belgian Company Code) as a result of the purchase of company shares of one or more of the A shareholders, the A shareholders must make their best efforts to ensure that the third party will submit its offer to purchase on a prorated basis to the Class B and C shares held by the holders of Class B and C shares for a price equal to the price offered by the third party.

3.2 If the third party, notwithstanding the efforts of the respective A shareholder(s), refuses to submit its offer to purchase, then prior to the effective sales of its/their shares to the third party which results in a change of control, the A shareholders (would) have to make an offer to the holders of Class B and C shares in written form (the Transfer Notification) either (i) to purchase the Class B and C shares themselves on a prorated basis (that is, in the same percentage in which the respective A shareholder(s) are selling in comparison with the total of all shares held by A Shareholder(s)) (hereinafter referred to as the “Take-Along Shares”) or (ii) to reduce the A shares held by the respective A shareholder(s) by the Take-Along Shares. The sale of the Take-Along Shares shall occur at the same price as that offered by the aforementioned third party.

3.3. Each of the holders of Class B and C shares shall have the right to exercise the take-along right provided in the present Article 3.3 by means of a written notification to the respective A shareholder(s) within a period of five (5) business days (the “Exercise Period”) as from the date of receipt of the Transfer Notification. The price for the Take-Along Shares must be paid thereafter and the respective shares must ultimately be transferred at the same time as the transfer to the third party.

Paragraph 4. Bring-Along Right

4.1 If all Class A shareholders wish to sell their Class A shares to a bona fide third party, when the third party made a bid for 100% of the shares, they shall have the right to compel the holders of Class B and C shares to sell to this third party all Class B and C shares that they hold in the company.

If the Class A shareholders want to enforce their bring-along right against the Class B and C shareholders, then the Class C shareholders shall lose their prior purchase right as described in Article 9.2 of the articles of association. Nonetheless, each Class C shareholder shall have the right to purchase all shares of the company if this shareholder matches the 100% bid by the bona fide third party received by the Class A shareholders. The Class C shareholder that wishes to purchase all shares by such a matching bid must notify the Class A shareholders thereof in written form within 20 business days after the receipt of the written notification by the Class A shareholders that they intend to enforce their bring-along rights.

The Class B and C shareholders shall only be bound by this bring-along right if they can sell the shares at a price equal to the higher of (i) the price per share offered by the third party to all shareholders or (ii) subject to provisions to the contrary, the subscription price paid by each of them respectively, whereby, for ascertaining the subscription price per shareholder who prior to the invocation of the bring-along right had already sold shares to which he had subscribed, it shall be deemed that the shares with the lowest subscription price were sold first (FIFO).

4.2 The Class A shareholders shall have the right to invoke the bring-along right by means of notification of this intention to the holders of Class B and C shares.

4.3 The price for the respective shares of Class B and C shareholders shall be paid and the respective shares must be transferred at the same moment as the sale of the Class A shares to the third party.

Paragraph 5. Initial Public Offering

In case of a public offering and listing of the shares on an internationally recognized exchange, transfer restrictions and other preferential rights provided for in the present articles of association shall be canceled so that the shares can be offered to the public as shares of equal value and so that the same rights and obligations will attach to all shares.

3. Management and representation

ARTICLE 10: Appointment – Dismissal – Vacancy – Announcement

a) Directors nominated by each class of shareholders

The Board of Directors comprises at least three Directors, and a maximum of nine Directors, of whom:

(i) at most five (5) directors must be selected from a list of candidates nominated by the Class A shareholders;

(ii) one Director must be selected from a list of candidates nominated by the Class B shareholders;

(iii) one Director must be selected from a list of candidates nominated by the Class C shareholders;

(iv) one or more independent Directors within the meaning of Article 526ter of the Belgian Company Code.

The director candidates nominated by the holders of Class A, B and C shares must be appointed by a majority of votes of the shareholders present or represented at a validly convened general shareholder meeting. Unless otherwise stipulated, the list of candidates must be handed over at least ten (10) business days prior to the general shareholders’ meeting to the Chairman of the bureau of the general shareholders’ meeting. The Chairman must notify the shareholders of the list of candidates on the day after the date on which he received the list. If, for any reason whatsoever, no candidates are put forward for a position in accordance with the foregoing, no director shall be appointed to the position.

Provided that the aforementioned nomination regulation is respected, the Board of Directors shall be entitled to appoint a temporary replacement director at the following general meeting. Until the time when the Board of Directors is newly constituted in accordance with this article, the Board of Directors shall not handle any issues other than ongoing or highly urgent matters.

If a position becomes vacant and a director must be temporarily appointed, the same nomination right shall be acquired by the holders of Class A, B or C shares that had nominated the vacant Director.

The Chairman of the Board of Directors shall be selected by the Board of Directors from the list of appointed Directors submitted by the Class A shareholders. In case of a tie vote, the Chairman shall have the deciding vote, with the exception of the following cases: (a) the sale of substantially all assets of the company, (b) the sale of considerable intellectual property rights of the company, (c) cancellation of the preferential subscription rights of the shareholders, (d) the appointment and termination of the day-to-day managers and (e) the acquisition of the majority of shares or substantially all assets of a third party.

The holders of Class C shares shall have the right, after the submission of a list of candidates as provided under (iii) of article 10 paragraph 1, to name an observer to the Board of Directors. This observer shall not have any voting rights.

b) In case of dismissal, death or removal of a director, a replacement shall be provided by the Board of Directors at the next general meeting on the recommendation of the director(s) belonging to the class that the director belonged to. In case of dismissal, death or removal of all directors of one and the same class, an extraordinary general meeting shall be convened immediately that shall provide for their replacement, and the procedure provided above, for the category to which the dismissed, deceased or removed directors belonged, shall be followed.

c) The appointment of the members of the board and the termination of their terms of office shall be disclosed by including in the company file at the Clerk of the Commercial Court an extract of the resolution and a copy of it intended for publication in the Belgian State Gazette. It must be apparent from the items in any case whether the persons representing the company are able to bind the company acting individually, jointly or as a body.

ARTICLE 11: Meeting of the Board of Directors

a) The Board of Directors shall meet upon convocation by the chairman as frequently as the interests of the company require, as well as within fourteen days after a request for a meeting from two directors or from the managing director. The board shall be presided over by the chairman or, in his absence, by the eldest of the directors in attendance. The meeting shall be held at the registered office of the company or in any other location in Belgium, indicated in the convocation letter.

b) The Board of Directors may only deliberate and make resolutions if at least a majority of its members are present or represented at the meeting. The resolutions must be passed by a simple majority of votes.

c) Minutes shall be kept.

In exceptional cases when urgent necessity and the interests of the company require it, the resolutions of the Board of Directors can be passed by unanimous written consent of the directors, except for the approval of the annual financial statements and the appropriation of the authorized capital.

ARTICLE 12: Salary

Without prejudice to compensation of their expenses, the directors may be awarded fixed pay, the amount of which shall be determined each year by the general meeting and which shall be charged to the company’s general expenses. In addition, the general meeting may award them bonuses out of the available profits for the accounting period. The general meeting may allow the directors to take advances on their pay from the company during the accounting period in progress.

ARTICLE 13: Conflict of interest

a) If a director directly or indirectly has an interest of a proprietary nature that conflicts with a resolution or an action that is part of the sphere of responsibility of the Board of Directors, he must disclose this to the other directors before the Board of Directors passes a resolution.

b) His declaration and justifying reasons shall be included in the minutes of the Board of Directors. This shall describe the nature of the resolution or action, account for the resolution passed and report its consequences of a proprietary nature. The latter shall likewise be included, as the case may be, in the statutory auditor’s report.

c) The aforementioned procedure is not applicable to customary actions, or on the conditions of Article 523 Section 3 of the Belgian Company Code.

ARTICLE 14: Internal Management – Restrictions

The Board of Directors is authorized to perform all actions of internal management that are necessary or useful for the realization of the company’s purpose, with the exception of the actions for which by law only the general meeting is authorized.

Notwithstanding the obligations flowing from management as a body, specifically deliberation and supervision, the directors may divide up the management duties among themselves. Objections to such division of duties cannot raised to or by a third party. In particular, the Board of Directors can entrust the day-to-day management of the company to one or more of its members.

ARTICLE 15: External representative authority

The Board of Directors as a body legally represents the company in all activities. It acts through the majority of its members.

Notwithstanding the general representative authority of the Board of Directors as a body, the company is also legally represented:

-	by the managing director, acting individually, and

-	by two directors acting jointly, of whom at least one director is appointed from the list of candidates nominated by the Class A shareholders.

ARTICLE 16: Special authorities

The Board of Directors or the directors who represent the company may appoint authorized agents of the company. Only special and limited authorities for specific legal operations or a series of specific legal operations are allowed. The authorized agents bind the company within the limits of the authority granted to them, without prejudice to the accountability of the directors in case of excessive authority.

ARTICLE 17: Accountability of the directors

The directors are not personally bound by the obligations of the company. Vis-à-vis the company and third parties, the directors are accountable for the faults that they have committed in their management, in accordance with Articles 527, 528 and 530 of the Belgian Company Code.

4. Supervision

ARTICLE 18: Appointment – authority and compensation of the statutory auditor

The auditing of the company shall be entrusted as necessary to one or more statutory auditors. They shall be appointed by the general meeting for a renewable term of three years. On pain of compensation for damages, they may only be discharged from their commission by the general meeting for legal reasons.

If no obligation exists for the appointment of a statutory auditor by the company, then each shareholder individually shall hold the investigatory and auditing authority of a statutory auditor.

The pay of the statutory auditor consists of a fixed amount that is determined at the start of their commission by the general meeting, without prejudice to Article 131 of the Belgian Company Code. It may be adjusted only with the consent of the parties. The statutory auditor must not receive any benefit in any form whatsoever from the company beyond this pay.

5. General meeting

ARTICLE 19: Ordinary, special and extraordinary general meeting

a) The ordinary general shareholders’ meeting, referred to as the annual meeting, must be convened on the first Tuesday of June at ten o’clock in the morning (10:00 a.m.). If this day is a legal holiday, the meeting shall be held on the following business day.

b) A special general meeting may be convened at any time to deliberate and make resolutions on any matter that comes under its authority and that does not include an amendment of the articles of association.

c) An extraordinary general meeting may also be convened at any time to deliberate and make resolutions on any amendment of the articles of association, in the presence of a notary.

d) The general meetings shall be held at the registered office of the company or in any other location in Belgium, indicated in the convocation.

ARTICLE 20: Authority of the general meetings

a) The ordinary and the special general meeting are authorized to deliberate and make resolutions regarding:

-	approval of the annual financial statements;

-	appropriation of the disposable profits;

-	appointment and dismissal of directors and any statutory auditors;

-	determination of the salary of the directors and any statutory auditors;

-	establishment of the company’s claims against the directors and any statutory auditors;

-	approval of the actions of the management pursuant to Article 554 of the Belgian Company Code. Transgressions of provisions of these articles of association that are accountable to statutory provisions according to their substance and that therefore have the character of a statutory provision, are not viewed as extra-statutory actions for the application of this article.

b) The extraordinary general meeting is authorized to make amendments to the articles of association, specifically to resolve upon the dissolution of the company, the extension of its term, as the case may be, the increase or decrease of the company capital, the possibility of an authorized capital by resolution of the Board of Directors, the redemption of the capital, the distribution of interim dividends, the issuance of convertible bonds or bonds with preferential rights, merger with one or more companies, changes to the purpose of the company, and conversion of the company to a company with a different legal form.

ARTICLE 21: Convocation

a) The Board of Directors and any potential statutory auditor may convene both an ordinary general meeting (annual meeting) and a special or an extraordinary general meeting. They must convene the annual meeting on the date stipulated in the articles of association. The Board of Directors and any potential statutory auditor shall be obligated to convene a special or extraordinary meeting whenever one or more shareholders that individually or jointly represent one fifth of the company capital request one.

b) The invitations to the general meeting shall state the agenda and shall be sent at least fifteen (15) days beforehand to the holders of shares, bonds and warrants, to the holders of registered certificates issued with the cooperation of the company, to the directors and to the statutory auditor(s), if any, by means of a registered postal letter or any other means of communication, on condition in the latter case that the addressees have consented individually, expressly and in written form to receiving the invitation by an alternative means of communication.

The invitations shall be deemed issued as soon as they are sent.

Every person may neglect this invitation, and shall in any case be viewed as properly invited if he attends the meeting or has himself represented.

In order to be admitted to the meeting, the Board of Directors may ask the holders of registered securities or their representatives to give written notice of their intention to attend the meeting no later than three business days prior to the planned meeting.

ARTICLE 22: Representation of shareholders

Without prejudice to the rules governing legal representation and specifically the mutual representation of spouses, each shareholder may be represented at the meeting by one authorized proxy, who may or may not be a shareholder. Surety undertaking for an absent shareholder and acting by way of custodian or name-lending is prohibited.

ARTICLE 23: Chairmanship – bureau

Every general meeting shall be presided over by the chair of the Board of Directors or, in his absence, by the eldest board member. The chairman shall appoint a secretary and vote-recorder who must not be a shareholder. The two functions can be exercised by one person. The chairman, the secretary and the vote-recorder together form the bureau.

ARTICLE 24: Course of the meeting

a) The deliberation and voting shall take place under the leadership of the chairman and in conformity with the ordinary rules of proper meeting procedure. The directors and any potential statutory auditors shall respond to questions posed to them by their shareholders in relation to their annual report or the agenda items, insofar as the communication of data or facts is not of such a nature that it would cause serious harm to the company, the shareholders or the staff of the company.

b) The Board of Directors has the right during the session to postpone for three weeks the resolution with regard to the approval of the annual financial statements. This postponement shall not detract from the other resolutions passed, provided that no divergent resolution is passed in this regard by the general meeting. The following meeting shall have the right to approve the annual financial statements definitively.

c) The general meeting cannot by law validly deliberate or make resolutions on points that are not included in the announced agenda or are not implicitly encompassed therein. Deliberations can be made on items not included in the agenda only in a meeting at which all shareholders are present or represented, and with the additional proviso that resolutions must be passed by unanimous vote. The required consent is confirmed if no opposition is indicated in the minutes of the meeting.

ARTICLE 25: Voting rights

a) Each share gives the right to one vote.

b) If one or more shares belong to different persons or to a legal entity with a collegial representative body, then the exercise of the rights associated therewith in regards to the company may only be exercised by an individual person who is instructed to do so in written form by all rights holders. As long as such an instruction has not been provided, all rights associated with the shares remain suspended.

c) If a share carries usufructuary rights, then the exercise of the voting right associated with that share shall be exercised by the usufructuary, unless otherwise stipulated.

ARTICLE 26: Passing of resolutions

a) The ordinary and the special general meetings shall deliberate and make resolutions in a valid manner regardless of the number of shares present or represented. The resolutions shall be passed by a simple majority of votes. Abstentions or blank votes and invalid votes shall be disregarded in the counting of the majority. In case of a tie vote, the proposal shall be defeated.

Minutes of every general meeting shall be taken during the meeting.

b) The extraordinary general meeting must be held in the presence of a notary who shall draw up an authenticated transcript thereof. The general meeting may only deliberate and make resolutions in a legally valid manner concerning a bylaw amendment if those in attendance at the meeting represent at least half the company capital. If the aforementioned quorum is not reached, then a new convocation shall be necessary according to Article 558 of the Belgian Company Code; the second meeting shall validly deliberate and make resolutions regardless of the proportion of the capital present or represented.

An amendment of the articles of association shall be approved only if it receives three-quarters of the votes associated with the shares present or represented. In the calculation of the required majority, the votes of those who abstained or submitted blank or invalid votes shall be viewed as nay votes.

c) The shareholders may pass all resolutions unanimously and in written form that come under the authority of the general meeting, with the exception of those that must be passed by an authenticated act. The holders of bonds, warrants or certificates defined in Article 537 may take note of the resolutions.

6. Inventory – annual financial statements – reserve – distribution of profits.

ARTICLE 27: Accounting period – annual financial statements – annual report

a) The accounting period of the company shall begin each year on January 1 and end on December 31 of the same year.

At the end of each accounting period, the accounts and records are closed, and the Board of Directors draws up the inventory and the annual financial statements and takes further actions in accordance with the regulations of Article 92 et seq. of the Belgian Company Code.

The directors also draw up an annual report, as the case may be, in which they give an account of their policies.

b) For fifteen days prior to the ordinary general meeting, which must be convened within six months after the close of the accounting period, the shareholders may inspect the annual financial statements, and other documents mentioned in the companies law, at the registered office of the company.

c) After approval of the annual financial statements, the general meeting in a separate vote resolves upon the approval of the actions of the directors and any statutory auditor.

ARTICLE 28: Appropriation of the profits – reserve

The surplus shown in the income statement, after all charges, general expenses, necessary provisions and write-downs are deducted, comprises the net profit of the company. From this profit, at least one-twentieth is taken in advance to form the statutory reserve, until it amounts to one-tenth of the company capital.

The general meeting shall resolve freely upon the remaining appropriation of the balance of this net income.

If the general meeting decides to distribute dividends, then the dividends will be paid out to capital shares and founders’ shares, on a per-share basis.

No distribution will be made if the net assets on the closing date of the last accounting period, as appears from the annual financial statements, are lower, or as a result of a distribution would be lower, than the amount of the paid-up capital or – if this is higher – than the called-up share capital plus all reserves that cannot be paid out according to the law or the articles of association, and in addition, the regulations of Article 617 of the Belgian Company Code must be followed.

ARTICLE 29: Interim dividends

The Board of Directors has the authority to pay out an interim dividend on the result of the accounting period. This distribution may only occur on the profit of the current accounting period in progress, reduced, as the case may be, by the loss carried forward or increased by the profit carried forward, without withdrawal from the established reserves and in observance of the reserves that must be formed by virtue of a provision of the law or articles of association. In addition, the regulation of Article 618 of the Belgian Company Code shall be followed.

7. Dissolution

ARTICLE 30: Appointment and authority of liquidators

a) If no liquidators have been appointed, then the directors in office at the time of dissolution shall by law be liquidators, unless the general meeting makes a divergent resolution. They shall act in accordance with the regulation of Article 181 of the Belgian Company Code.

b) The liquidators shall be authorized to take all actions cited in Articles 186 et seq. of the Belgian Company Code, unless the general meeting in a simple majority vote makes a divergent resolution, and taking into account the rights of non-voting shares. Each year the liquidators shall draw up annual financial statements and take actions as provided in Article 193 of the Belgian Company Code.

8. Election of domicile

ARTICLE 31:

All directors, statutory auditors and liquidators whose place of domicile is unknown shall be deemed to elect their domicile at the registered office of the company, where all summonses, service and notifications can be made regarding the matters of the company.

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